May 12, 2006

BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re: Applied Signal Technology, Inc.
Form 10-K for the fiscal year ended October 31, 2005
Filed January 17, 2006
Form 10-Q for the quarter ended January 27, 2006
Filed March 7, 2006

Dear Mr. Spirgel:

We are writing in response to the letter of comments from the Staff of the Securities and Exchange Commission (the “Staff”) to Applied Signal Technology, Inc., a California corporation (the “Company”), dated April 18, 2006. The numbered paragraphs below restate the numbered paragraphs in the Staff’s letter to the Company, and the discussion set out below each such paragraph is our response to the Staff’s comment.

1. We note your response to comment 2 and we request that you fully comply with the reporting requirements of 5-03(b) Regulation S-X. Notwithstanding the fact that you follow the guidance in SOP 81-1 for determining when contract revenues are earned, Regulation S-X requires that Applied Signal Technology, Inc. state separately on the face of its income statement revenues from sales of products and revenues from services, along with the associated costs of providing the products and services. Revise accordingly or advise us.

Response:

Our contracts include both product and service deliverables. Under SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” contract revenues are not allocable into separate components unless certain segmentation criteria are met. The Company’s contracts do not qualify for segmentation under paragraphs 40 and 41 of SOP 81-1. Therefore, we believe that the current income statement presentation is appropriate. We will continue to monitor our contracts to determine when and if the segmentation criteria of SOP 81-1 “Computation of Income Earned for a Period under the Percentage-of-Completion Method” are met.

2. We note in your response to comment 5 you refer to paragraph 10 of APB Opinion 28 which states, “[i]n general, the results for each interim period should be based on the accounting principles and practices used by the enterprise in the preparation of its latest annual financial statements.” Applying this guidance to Applied Signal Technology, Inc., it seems to us this would mean you should report indirect expenses in the interim period at the amounts that were incurred in the interim period since you report indirect expenses in your annual financial statements in the amount that were incurred in the annual period. Further, we refer you to paragraph 15.a of APB Opinion 28 which states, “[c]osts and expenses other than product costs should be charged to income in interim periods as incurred…” Regarding your reference to paragraph 17 of APB Opinion No. 28, the costs you have chosen to estimate in interim periods do not appear to be the types of costs subject to adjustment contemplated in this paragraph. Assuming you have a reasonably functioning accounting system, we believe management should know exactly what the Company has incurred for indirect labor, facilities, repairs and maintenance, depreciation and amortization, fringe benefits, and support costs in an interim period. We request that you revise your policy for reporting indirect contract expenses in interim periods or provide us a justification in GAAP for your current policy.

Response:

We believe that our policy for reporting indirect contract expenses in interim periods is in accordance with GAAP based on the provisions of both SOP 81-1 and APB 28. The use of target indirect rates to recognize revenue and costs at interim reporting periods is appropriate and consistent with the requirements of Alternative A for the computation of income earned for a period as set forth in paragraph .80 of SOP 81-1. Alternative A notes the amount of costs of earned revenue for a period should be determined “by multiplying total estimated contract cost by the percentage of completion on the contract. The excess of that amount over the cost of earned revenue reported in prior periods is the cost of earned revenue that should be recognized in the income statement for the current period. The difference between total cost incurred to date and cost of earned revenue to date should be reported on the balance sheet.”

We have elected to apply the percentage of completion method of accounting using Alternative A. Additionally, through discussions with other companies in our industry directly, through seminar discussions, or by reviewing public filings, we note that Alternative A is widely used by others in our industry for revenue and cost recognition and is a consistent and well-understood method for such revenue and cost recognition.

We also note that paragraph .69 of SOP 81-1 indicates that contract costs should be accumulated in the same manner as inventory costs. Further, it states that contract costs generally include all direct costs, as well as “indirect costs identifiable with or allocable to the contracts.” Accordingly, we believe that indirect costs that are reimbursable under our contracts must be included in contract costs and accounted for in accordance with Alternative A of paragraph .80 of SOP 81-1. Therefore, a portion of such indirect costs is capitalized as inventory at interim reporting dates in accordance with Alternative A.

Further, we believe that our accounting for interim indirect rate variances is appropriate based on the provisions of APB 28. Paragraph 14d. of APB 28 states that when determining inventory costs during an interim period, companies “should generally follow the same procedures in reporting purchase price, wage rate, usage or efficiency variances from standard cost at the end of an interim period as followed at the end of a fiscal year. Purchase price variances or volume or capacity cost variances that are planned and expected to be absorbed by the end of the annual period, should ordinarily be deferred at interim reporting dates. The effect of unplanned or unanticipated purchase price or volume variances, however, should be reported at the end of an interim period following the same procedures used at the end of a fiscal year.” Because SOP 81-1 states that contract costs should be accumulated in the same manner as inventory costs, it is our view that indirect cost rate variances are similar in concept to purchase price or volume or capacity cost variances. When such costs are expected to be absorbed by the end of the annual period, APB 28 is clear that they should be deferred at interim reporting dates. The Company has carefully considered and reviewed the use of target indirect rates at interim reporting periods and makes adjustments to the capitalized variance if such amounts are not expected to be absorbed by the end of the annual reporting period.

Finally, as noted in our previous response, the amounts that the Company invoices the government for contract costs incurred includes indirect costs allocated using target indirect cost rates in accordance with the terms of its contracts with the government and the Federal Acquisition Regulations.

The Company respectfully submits that its approach for recognizing revenue is both in accordance with GAAP as well as its contractual and applicable Federal contracting regulations.

3. We note your representation in your responses to comments 4–6 that historically the impact of adjusting the estimated indirect rate to the actual indirect rate has been insignificant. So that we may better understand the impact of your indirect rate adjustments, please provide us a quantified analysis of the impact of recording estimated amounts on your quarterly results of operations in 2004 and 2005, including the fourth quarters. In your analysis, show us the amounts as reported in your Forms 10-Q for each affected line item, and the affected line-item amounts recorded in your fourth quarter after the rate adjustment, and compare these amounts to the actual expense amounts incurred and revenue amounts earned in each quarter.

Response:

As discussed in our response to comment 2 above, we believe that our accounting for interim indirect rate variances is in accordance with GAAP. We respectfully submit that the requested analysis, which would require considerable time and effort for us to prepare, will not provide meaningful information to assist the Staff in evaluating the response above. If, after reviewing the response above, the Staff feels that it still requires receipt of further information in this regard, we welcome a discussion with the Staff.

4. Tell us the total amount of indirect costs that the Company has incurred in fiscal 2004 and 2005.

Response:

The Company incurred approximately $67.4 million and $80.5 million of actual indirect costs in fiscal years 2004 and 2005, respectively. Indirect costs are those operating expenses (both allocable and non-allocable) not directly associated with our contracts.

5. We note your response to comment 7. Since all of your goodwill relates to the acquisition of DTI, it is unclear to us why you do not identify the operations formally associated with the DTI business as a reporting unit for impairment testing purposes. Please refer to paragraph 30 of SFAS No. 142 and advise in detail.

Response:

Historically, we reported one operating segment under SFAS 131. Management has concluded that the entire Company constitutes a single operating segment and reporting unit. As the operations of DTI have been fully integrated into our combined operations, we continue to operate as one operating segment at the entity level, and we have concluded that we have a single reporting entity for purposes of FAS 142.

We trust that the foregoing responds to the remaining comments raised by the Staff. Please contact the undersigned at (408) 522-2851 with any questions that you may have regarding the foregoing.

Yours truly,
Applied Signal Technology, Inc.

/s/ James E. Doyle

James E. Doyle
Chief Financial Officer